Mail Stop 4561
via fax (305) 531-1274

December 15, 2008

Russell Smith, III
Chief Executive Officer
Ensurapet, Inc.
540 West Golden Circle
Suite 304
Santa Ana, CA 92705

> **Re:** **Ensurapet, Inc.**
> **Form 10-K and Forms 10-K/A for the Year Ended December 31, 2007**
> **Filed on April 24, 2008, April 25, 2008, October 30, 2008 and November 21, 2008, respectively**
> **Form 10Q and Form 10-Q/A for the Quarter Ended March 31, 2008**
> **Filed on May 20, 2008 and October 31, 2008, respectively**
> **File No. 000-52279**

Dear Mr. Smith:

We have reviewed your response letter dated November 20, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 7, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Certifications

1.   We note that your amended Form 10-K filed on November 21, 2008 does not include management's certifications as required by Item 601(b)(31)(i) and (ii) of Regulation S-K and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Please amend your Form 10-K/A in its entirety to include such certifications.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3348 or me at (202) 551-3499 if you have any questions regarding the above comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief